UF 8-7-03



CM

TES
.NGE COMMSSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dolphin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID- NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 230
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PROCESSED
AUG 08 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Parker (949) 955-1550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Suzanne Lynne
(Name – if individual, state last, first, middle name)

11772 Diamond Street	Garden Grove	CA	92845
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jerry Parker swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dolphin Securities, Inc. as of

May 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any interest in any account classified as solely as that of a customer, except as follows:

None



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

(a) Facing page.

- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLPHIN SECURITIES, INC.
FINANCIAL STATEMENTS
MAY 31, 2003 and 2002

CONTENTS

Suzanne L. Edwards

Certified Public Accountant

Independent Auditor's Report

Board of Directors
DOLPHIN SECURITIES, INC.

I have audited the accompanying balance sheet of Dolphin Securities, Inc. as of May 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Securities, Inc. as of May 31, 2003 and 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Suzanne L. Edwards, CPA
Garden Grove, California
June 25, 2003

11772 Diamond Street, Garden Grove, CA 92845-1307 (714) 290-8686 FAX (714) 898-9906 suzie-edwards@socal.rr.com

DOLPHIN SECURITIES, INC.
BALANCE SHEET
MAY 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 43,624	$ 46,257
Accounts Receivable	27,551	17,123
Total Current Assets	71,175	63,380
TOTAL ASSETS	**$ 71,175**	**$ 63,380**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accrued Liabilities	$ 29,411	$ 12,526
Total Current Liabilities	29,411	12,526
Total Liabilities	29,411	12,526
Stockholder's Equity:		
Common Stock	2,000	2,000
Retained Earnings	39,764	48,854
Total Stockholder's Equity	41,764	50,854
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 71,175**	**$ 63,380**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	Common Stock	Retained Earnings	Total
Balance - May 31, 2001	$ 2,000	$ 56,465	$ 58,465
Net Income (Loss)		(7,611)	(7,611)
Balance - May 31, 2002	2,000	48,854	50,854
Net Income (Loss)		(9,090)	(9,090)
Balance - May 31, 2003	$ 2,000	$ 39,764	$ 41,764

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	2003	2002
REVENUES	$ 490,624	$ 456,499
OPERATING EXPENSES		
Commissions	361,378	301,508
Management fees	118,020	148,109
Legal and accounting	10,109	8,369
Licenses and fees	7,877	4,092
Insurance	957	805
Office supplies	805	1,001
TOTAL OPERATING EXPENSES	499,146	463,884
INCOME (LOSS) FROM OPERATIONS	(8,522)	(7,385)
OTHER REVENUE (EXPENSES)		
Interest income	232	574
INCOME (LOSS) BEFORE INCOME TAXES	(8,290)	(6,811)
Provision for income taxes (benefit)	800	800
NET INCOME (LOSS)	**$ (9,090)**	**$ (7,611)**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Commissions received from customers	$ 480,196	$ 445,824
Interest received	232	574
Commissions paid	(344,493)	(312,281)
Management fees paid	(118,020)	(148,109)
Cash paid to others for operating expenses	(19,748)	(14,267)
Income Taxes (Paid) Refunded	(800)	(1,723)
Net Cash Flows from Operating Activities	(2,633)	(29,982)
Cash Flows from Investing Activities:		
Net Cash Flows From Investing Activities	-	-
Cash Flows from Financing Activities:		
Net Cash Flows from Financing Activities	-	-
Net Increase (Decrease) in Cash	(2,633)	(29,982)
Cash at Beginning of Year	46,257	76,239
Cash at End of Year	$ **43,624**	$ **46,257**
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$ (9,090)	$ (7,611)
(Increase) Decrease in Accounts Receivable	(10,428)	(10,675)
Increase (Decrease) in Accrued Expenses	16,885	(10,773)
Increase (Decrease) in Income Taxes Payable	-	(923)
Net Cash Flows from Operating Activities	$ **(2,633)**	$ **(29,982)**

The accompanying accountant's report and notes are integral parts of this statement.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2003 and 2002

ORGANIZATION

Dolphin Securities, Inc. was incorporated in the State of California on June 30, 1980. The Company became a member of the National Association of Securities Dealers, Inc. (NASD) on June 4, 1982. As a member of the NASD, the Company operates its business as a broker-dealer of securities selling stocks, mutual funds, debt securities, variable life insurance and annuities primarily in Southern California.

ACCOUNTING POLICIES

Revenues and related expenses from transactions are recognized at the trade date.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and highly liquid government issued debt instruments.

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable represent commissions on transactions traded as of the balance sheet date. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

ACCRUED LIABILITIES

The Company records commissions due individual brokers at trade date. Commissions received are typically paid on the 15th day of the month subsequent to receipt of commissions. Commissions paid are a percentage of commissions received and vary depending on the investment type and the individual broker agreement.

SHAREHOLDER'S EQUITY

The Company has authorized 1,000,000 shares of no par value common stock. The Company has 2,000 shares issued and outstanding.

RELATED PARTY TRANSACTIONS

Management fees of $118,020 and $148,109 for the years ended May 31, 2003 and 2002 respectively were paid to a related corporation for operating costs and expenses. Dolphin Securities, Inc.'s sole stockholder is also the sole stockholder of the related corporation.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2003 and 2002

MINIMUM CAPITAL

The Corporation is a registered broker/dealer and is required by the Securities and Exchange Act of 1934 to maintain minimum net capital of $5,000 and a specified ratio of aggregate indebtedness to net capital as defined. At May 31, 2003 and 2002, the Corporation had regulatory net capital of $41,764 and $50,854 and a percentage of aggregate indebtedness to net capital of 70% and 25% respectively.

RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as required for exemption under SEC Rule 15c3-3 (K) (2) (A).

SUBORDINATED LIABILITIES

Dolphin Securities, Inc. maintains no liabilities subordinated to claims of general creditors.

ADVERTISING EXPENSE

The Company expenses all advertising costs, and incurred no advertising expense for the years ended May 31, 2003 and 2002.

TAXES ON INCOME

Income tax expense is based on income as reported for financial statement purposes. The Company incurred federal income tax expense of $0 and $0 for the years ended May 31, 2003 and 2002, respectively. The Company incurred California State income tax of $800 and $800 for the years ended May 31, 2003 and 2002, respectively. There are loss carryforwards from the years ending May 31, 2003 and 2002 into future years in the amounts of $15,102 for State and $16,702 for federal income tax purposes which will expire in the year 2021. The benefit derived from the net operating loss is immaterial, and therefore not accrued.

RECLASSIFICATION OF EXPENSES

Some expenses have been reclassified for the year ended May 31, 2002 to more accurately reflect their nature. There is no effect to net income.

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2003 AND 2002

		2003		2002
Computation of Net Capital				
Stockholder's equity and regulatory net capital	$	41,764	$	50,854
Computation of Basic Net Capital Requirements				
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,961	$	835
Minimum dollar net capital required for reporting broker dealer		5,000		5,000
Net capital requirement (greater of above)		5,000		5,000
Excess net capital (regulatory net capital less net capital requirement)		36,764		45,854
Computation of Aggregate Indebtedness				
Total liabilities	$	29,411	$	12,526
Percentage of aggregate indebtedness to regulatory net capital		70%		25%

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2003 AND 2002

	2003	2002
Reconciliation of Net Capital Pursuant to Rule 17a-3(d)(4)		
Net capital as reported in Part IIA of the Company FOCUS report as of May 31	$ 52,638	$ 46,257
Audit adjustment for accounts payable	(11,059)	-
Audit adjustment recording accrued interest	184	-
Audit adjustment for accounts receivable		4,597
Regulatory net capital per audit	$ 41,764	$ 50,854

Exemption of Rule 15c3-3

The Company claims exemption from the requirement of Rule 15c3-3, under Sections (k)(2)(ii) of the rule.

Suzanne L. Edwards
Certified Public Accountant

Board of Directors
DOLPHIN SECURITIES, INC.

Statement of Internal Accounting Control

In planning and performing my audit of the financial statements and supplemental schedules of Dolphin Securities, Inc. (the Company), for the year ended May 31, 2003 and 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11772 Diamond Street, Garden Grove, CA 92845-1307 (714) 290-8686 FAX (714) 898-9906 suzie-edwards@socal.rr.com

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Suzanne L. Edwards, CPA
Garden Grove, California
June 25, 2002